Exhibit 99.6

FOR IMMEDIATE RELEASE

GoldMining Announces Appointment of David Garofalo as Chairman and CEO of Gold Royalty Corp.

Vancouver, British Columbia – August 5, 2020 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; OTCQX: GLDLF) is pleased to announce the appointment of David Garofalo as the Chairman, Chief Executive Officer and a director of its subsidiary, Gold Royalty Corp. (“Gold Royalty”). Mr. Garofalo has also joined the advisory board of GoldMining Inc.

Amir Adnani, Chairman of GoldMining, commented: "With his impressive 30 years of extensive leadership experience with major gold producers, David will be an invaluable addition to our team as we advance our newly formed royalty business and existing project portfolio. As CEO of Goldcorp, David was able to consummate a merger with Newmont in 2019 that created the world’s leading gold producer. His track record of success, including developing over a dozen projects into producing mines, and his commitment to establish Gold Royalty as a new leader in the gold sector is a combination that will be of immense value to our business. We are delighted to welcome David to both Gold Royalty and GoldMining and look forward to working closely with him in achieving both companies’ goals and maximizing shareholder value."

David Garofalo commented: "Amir and the GoldMining team were truly contrarian in the timing of multiple acquisitions during the gold bear market of the last eight years to build a significant gold resource base in the Americas, which includes over 11 million ounces gold in the measured and indicated categories and close to 14 million ounces gold in the inferred category globally across its projects. With the recent significant improvements in gold markets, I believe market conditions have created an ideal environment for the launch of this company and its unique value proposition. The initial portfolio of 14 gold royalties on GoldMining's projects will serve as a strong platform to grow the company towards a cash flow royalty model. I look forward to working with the GoldMining and Gold Royalty team as we build an exciting new player in the royalty space."

Mr. Garofalo has worked in various leadership capacities in the natural resources sector over the last 30 years.  He served most recently as President and Chief Executive Officer of Goldcorp Inc. until its sale to Newmont Corporation in April 2019. Prior to joining Goldcorp, he served as President, Chief Executive Officer and a director of Hudbay Minerals Inc. from 2010 to 2015, where he presided over that company's emergence as a leading metals producer. Previous to this, he held various senior executive positions with mining companies, including Senior Vice President, Finance and Chief Financial Officer of Agnico-Eagle Limited from 1998 to 2010 and as treasurer and other various finance roles with Inmet Mining Corporation from 1990 to 1998.

He was named Mining Person of the Year by The Northern Miner in 2012 and Canada's CFO of the Year by Financial Executives International Canada in 2009.  A graduate of the University of Toronto (B.Comm.), he is a Chartered Accountant and a Certified Director of the Institute of Corporate Directors. He also serves on the board of directors of the Vancouver Board of Trade and the Vancouver Symphony Orchestra.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

See Table 1 below for further information regarding the Company's projects, including a breakdown of project resource estimates. The aggregated global resource is provided for information purposes only. Investors should refer to the underlying technical reports referenced herein for project-specific factors relating to each resource estimate.

About Gold Royalty Corp.

Gold Royalty Corp., a private wholly-owned subsidiary of GoldMining, is a gold-focused royalty company. Gold Royalty's royalty portfolio is expected to initially comprise of 0.5% to 2.0% net smelter return ("NSR") royalties on the Company's interest in 14 existing projects with the opportunity to expand the royalty portfolio through the Company's buy-back rights on existing NSR royalties ranging from 0.5% to 2% held by third-parties on up to 5 of the 14 projects.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. Additionally, GoldMining owns a 75% interest in the Rea Uranium Project, located in the Western Athabasca Basin of Alberta, Canada.

Table 1: GoldMining's Aggregated Mineral Resource Statement across all its Projects1,2,3.

	Cut-off[4]	Tonnage	Grade				Contained Metal
Deposit	(g/t)	(Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq (g/t)	Gold (Moz)	Silver (Moz)	Copper (Mlbs)	Gold Eq (Moz)
Measured Resources
Titiribi[5]	0.3	51.600	0.49	-	0.17	0.78	0.820	-	195.1	1.290
Yellowknife[13]	0.5/1.5	1.176	2.10	-	-	2.10	0.080	-	-	0.080
Total							0.900	-	195.1	1.370
Indicated Resources
Titiribi[5]	0.3	234.200	0.51	-	0.09	0.65	3.820	-	459.3	4.930
Sao Jorge[6]	0.3	14.420	1.54	-	-	1.54	0.715	-	-	0.715
Cachoeira[7]	0.35	17.470	1.23	-	-	1.23	0.692	-	-	0.692
Whistler[8]	0.3	110.280	0.50	1.76	0.14	0.79	1.765	6.130	343.1	2.797
La Mina[9]	0.25	28.170	0.74	1.77	0.24	1.12	0.667	1.607	150.2	1.013
Crucero[12]	0.4	30.653	1.00	-	-	1.00	0.993	-	-	0.993
Yellowknife[13]	0.5/1.5	12.933	2.35	-	-	2.35	0.979	-	-	0.979
Almaden	0.3	43.370	0.65	-	-	0.65	0.910	-	-	0.910
Total							10.540	7.737	952.7	12.969
Measured and Indicated Resources
Total							11.440	7.737	1,147.8	14.339

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

Inferred Resources
Titiribi[5]	0.3	207.900	0.49	-	0.02	0.51	3.260	-	77.9	3.440
Sao Jorge[6]	0.3	28.190	1.14	-	-	1.14	1.035	-	-	1.035
Cachoeira[7]	0.35	15.667	1.07	-	-	1.07	0.538	-	-	0.538
Whistler[8]	0.3/0.6	311.260	0.47	2.26	0.11	0.68	4.626	22.617	713.5	6.731
La Mina[9]	0.25	12.394	0.65	1.75	0.27	1.07	0.260	0.697	73.3	0.427
Boa Vista[10]	0.5	8.470	1.23	-	-	1.23	0.336	-	-	0.336
Surubim[11]	0.3	19.440	0.81	-	-	0.81	0.503	-	-	0.503
Crucero[12]	0.4	35.779	1.00	-	-	1.00	1.147	-	-	1.147
Yellowknife[13]	0.5/1.5	9.302	2.47	-	-	-	0.739	-	-	0.739
Yarumalito[14]	0.5	66.271	0.58	-	0.09	0.70	1.230	-	129.3	1.502
Almaden[15]	0.3	9.150	0.56	-	-	0.56	0.160	-	-	0.160
Total							13.840	23.311	993.9	16.558

Notes:

1.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves. The estimate of mineral resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

2.

The above aggregated resource table is provided for informational purposes only and is not intended to represent the viability of any project on a standalone or aggregated basis. The exploration and development of each project, project geology and the assumptions and other factors underlying each estimate, are not uniform and will vary from project to project. Please refer to the technical report for each respective project, as referenced herein, for detailed information respecting each individual project.

3.	All quantities are rounded to the appropriate number of significant figures; consequently, sums may not add up due to rounding.
4.	Gold cut-off for all projects except for Whistler and Yarumalito, which is gold equivalent cut-off.
5.	Notes for Titiribi:
a.

Based on technical report titled "Technical Report on the Titiribi Project Department of Antioquia, Colombia" prepared by Joseph A. Cantor and Robert E. Cameron of Behre Dolbear & Company (USA), Inc., with an effective date of September 14, 2016.

b.	Gold equivalent estimated for the Titiribi deposit assumes metal prices of US$1,300/oz gold and US$2.90/lb copper and recoveries of 83% for gold and 90% for copper.
6.	Notes for Sao Jorge:
a.

Based on technical report titled "Technical Report and Resource Estimate on the São Jorge Gold Project, Pará State, Brazil" prepared by Porfirio Rodriguez and Leonardo de Moraes of Coffey Mining Pty Ltd. ("Coffey"), with an effective date of November 22, 2013.

7.	Notes for Cachoeira:
a.

Based on technical report titled "Technical Report and Resource Estimate on the Cachoeira Property, Para“ State, Brazil" prepared by Gregory Z. Mosher of Tetratech, Inc. with an effective date of April 17, 2013 and amended and re-stated October 2, 2013.

8.	Notes for Whistler:
a.	Based on technical report titled "Technical Report on the Whistler Project" prepared by Gary Giroux of Giroux Consultants Inc., with an effective date of March 24, 2016.
b.	The Whistler Project is comprised of three deposits: Whistler, Raintree West and Island Mountain.
c.	Gold equivalent estimated for the Whistler deposit assumes metal prices of US$990/oz gold, US$15.40/oz silver and US$2.91/lb copper and recoveries of 75% for gold and silver and 85% for copper.
d.

Gold equivalent estimated for the Raintree West deposit assumes metal prices of US$1,250/oz gold, US$16.50/oz silver and US$2.10/lb copper and recoveries of 75% for gold, 85% for copper and 75% for silver.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

e.

Gold equivalent estimated for the Island Mountain deposit assumes metal prices of US$1,250/oz gold, US$16.50/oz silver and US$2.10/lb copper and recoveries of 75% for gold, 85% for copper and 25% for silver (recovered in copper concentrate).

f.

A gold equivalent cut-off of 0.3 g/t was highlighted in the estimate as a possible open pit cut-off (Whistler, Raintree-shallow and Island Mountain), and a gold equivalent cut-off of 0.6 g/t was highlighted in the estimate as a possible underground cut-off (Raintree-deep).

9.	Notes for La Mina:
a.	Based on technical report titled "Technical Report on the La Mina Project" prepared by Scott E. Wilson of Metals Mining Consultants, Inc. ("MMC") with an effective date of October 24, 2016.
b.	Gold equivalent estimated for the La Mina project assumes metal prices of US$1,275/oz gold, US$17.75/oz for silver and US$2.75/lb for copper and recoveries of 93% for gold and 90% for copper.
10.	Notes for Boa Vista:
a.

Based on technical report titled "Technical Report on the Boa Vista Project and Resource Estimate on the VG1 Prospect, Tapajos Area, Para State, Northern Brazil" prepared by Jim Cuttle, Gary Giroux and Michael Schmulian, with an effective date of November 22, 2013.

11.	Notes for Surubim:
a.

Based on technical report titled "Technical Report on the Rio Novo Gold Project and Resource Estimate on the Jau Prospect, Tapajos Area, Para State, Northern Brazil" ("Surubim Project") prepared by Jim Cuttle and Gary Giroux, with an effective date of November 22, 2013.

12.	Notes for Crucero:
a.	Pit constrained resource estimate based on US$1,500/oz gold, mining cost of US$1.60/t, processing cost of US$16.00/t and pit slope of 47 degrees.
b.	Based on technical report titled "Technical Report on the Crucero Property, Carabaya Province, Peru" prepared by Greg Z. Mosher with an effective date of December 20, 2017.
13.	Notes for Yellowknife:
a.	Pit constrained resources with reasonable prospects of eventual economic extraction reported above a 0.50 g/t Au cut-off.
b.	Pit optimization is based on an assumed gold price of US$1,500/oz, metallurgical recovery of 90%, mining cost of US$2.00/t and processing and G&A cost of US$23.00/t.
c.	Underground resources with reasonable prospects of eventual economic extraction stated as contained within gold grade shapes above a 1.50 g/t Au cut-off.
d.	Mineral resource tonnage and grade with reasonable prospects of eventual economic extraction are reported as undiluted and reflect a bench height of 3.0 m.
e.

Based on a technical report titled "Independent Technical Report for the Yellowknife Gold Project, Northwest Territories, Canada" prepared by Ben Parsons (SRK Consulting (U.S.) Inc.) and Dominic Chartier (SRK Consulting (Canada) Inc. and Eric Olin (SRK Consulting (U.S.) Inc.) with an effective date of March 1, 2019.

14.	Notes for Yarumalito
a.	Pit constrained resource estimate based on US$1,500/oz gold and US$2.70/lb copper, mining cost of US$2.00/t, processing cost of US$8.00/t and pit slope of 45 degrees.
b.

Based on technical report titled "Technical Report: Yarumalito Gold-Copper Property, Departments of Antioquia and Caldas, Republic of Colombia" prepared by Greg Z. Mosher with an effective date of April 1, 2020.

15.	Notes for Almaden
a.	Pit constrained resources with reasonable prospects of eventual economic extraction reported above a 0.30 g/t Au cut-off.
b.	Pit constrained resource estimate based on US$1,500/oz gold and US$2.70/lb copper, mining cost of US$2.25/t, processing cost of US$10.00/t and pit slope of 45 degrees.
c.

Based on a technical report titled "Technical Report: Almaden Gold Property, Washington County, Idaho, USA" prepared by Greg Z. Mosher (Global Mineral Resource Services) with an effective date of April 1, 2020, which is available at www.sedar.com under GoldMining's SEDAR profile.

Qualified Person

Paulo Pereira, President of GoldMining Inc. has reviewed and approved the technical information contained in this news release. Mr. Pereira holds a Bachelors degree in Geology from Universidade do Amazonas in Brazil, is a Qualified Person as defined in NI 43-101 and is a member of the Association of Professional Geoscientists of Ontario.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Garnet Dawson, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to its business and future events, including expectations and future plans respecting each of GoldMining's and Gold Royalty's, business plans and strategies. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining and Gold Royalty, operate. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2019, management's discussion and analysis for the three months ended February 29, 2020 and other filings with Canadian securities regulators, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3